Exhibit 99.2

K Wave Media Announces Rescission and Termination of Solaire Share Purchase Agreement

New York and Seoul, South Korea – June 4, 2026 – K Wave Media Ltd. (“KWM” or the “Company”) today announced that it has entered into a Rescission and Termination Agreement with the former shareholders of Solaire Partners LLC (“Solaire”), pursuant to which the parties have agreed to mutually rescind and terminate the Share Purchase Agreement originally entered into on March 31, 2023.

Under the terms of the agreement, ownership of Solaire will be returned to its former shareholders, and approximately 9.8 million ordinary shares of KWM previously issued in connection with the transaction as well as co-founder shares will be returned to KWM in 60 days or less and held as treasury shares or cancelled, as determined by the board and subject to applicable Cayman Islands law and the completion of transfer procedures.

This rescission marks a decisive step in KWM’s strategic transformation into a focused Artificial Intelligence company. By unwinding the Solaire acquisition, the Company is streamlining its operations to concentrate capital, management attention, and resources exclusively on its AI-driven growth initiatives. The return of approximately 9.8 million ordinary shares represents a meaningful reduction in share dilution, directly strengthening the equity position of existing shareholders and improving the Company’s capital structure as it advances its AI strategy.

The transaction is intended to fully unwind the original acquisition of Solaire and, to the extent practicable, restore the parties to their respective positions prior to the transaction.

Ted Kim, Chief Executive Officer of K Wave Media, stated: “ This rescission is a pivotal execution of KWM’s strategic pivot toward becoming a pure-play Artificial Intelligence company. Divesting non-core assets allows us to sharpen our focus on AI-driven opportunities that we believe represent the most compelling long-term value creation path for our shareholders. Equally important, the return of approximately 9.8 million shares to the Company materially reduces outstanding share dilution, reinforcing our commitment to capital discipline and enhancing value for our existing shareholder base. We are building KWM with clarity of purpose — and this agreement reflects that commitment.”

The rescission agreement also provides for mutual releases among the parties relating to the original transaction.

The completion of the rescission remains subject to customary closing procedures and approvals, including the transfer of Solaire shares and the return of KWM shares contemplated under the agreement.

About K Wave Media Ltd.

K Wave Media Ltd. is a Nasdaq-listed company undergoing a strategic transformation toward investments in AI infrastructure, including data centers, compute resources, and AI-related technologies. Subject to shareholder approval at the Company’s upcoming annual meeting, expected in early July 2026, KWM intends to rebrand as Talivar Technologies.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important risks that could cause actual results to differ materially from those in any forward-looking statements include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans, and forecasts of future events and views as of the date hereof.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, including those under the heading “Risk Factors” therein. KWM anticipates that subsequent events and developments may cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWMspecifically disclaims any obligation to do so, except as required by law. The forward-looking statements contained herein should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Investor Relations: info@kwavemedia.com
Public Relations: info@redroosterpr.com

3